Exhibit (d)(6)

Execution Version

November 8, 2015

Rhombus Cinema Holdings, LLC

c/o Rizvi Traverse Management LLC

9465 Wilshire Blvd. Suite 840

Beverly Hills, CA 90212

Re: Equity Financing Commitment

Ladies and Gentlemen:

This letter agreement sets forth the commitment of Rizvi Opportunistic Equity Fund III, L.P. (the “Fund”), subject to the terms and conditions contained herein, to purchase certain securities of Rhombus Cinema Holdings, LLC, a Delaware limited liability company (“Purchaser”).  It is contemplated that, pursuant to an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Agreement”), dated as of the date hereof, by and among RealD Inc., a Delaware corporation (the “Company”), Purchaser and Rhombus Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Purchaser (“Merger Sub”), Merger Sub will be merged with and into the Company, with the Company being the surviving entity of such merger and a wholly owned subsidiary of Purchaser. Each capitalized term used and not defined herein shall have the meaning ascribed thereto in the Agreement.

1.           Commitment.  The Fund hereby commits, subject to the terms and conditions set forth herein, at or prior to the Closing, to purchase, or cause the purchase of, directly or indirectly through one or more intermediate entities, securities of Purchaser with an aggregate purchase price in cash equal to One Hundred Twelve Million Dollars ($112,000,000) (collectively, as such amount may be reduced pursuant to this letter, the “Financing Commitment”), solely to the extent necessary to fund a portion of the Closing Date Payments pursuant to and in accordance with the Agreement and to pay fees and expenses contemplated thereby; provided, that the amount of the Financing Commitment to be funded under this letter agreement will be reduced, on a dollar for dollar basis, to the extent that Purchaser does not require the full amount of the Financing Commitment to fund the Closing Date Payments pursuant to and in accordance with the Agreement and to pay fees and expenses contemplated thereby (including to satisfy any minimum equity condition in the Debt Commitment Letter). Notwithstanding any other provision of this letter agreement, the Fund shall not, under any circumstances, be obligated to contribute to, purchase equity or debt of or otherwise provide funds to Purchaser in any amount in excess of the Financing Commitment.

2.           Conditions.  The obligation of the Fund to fund the Financing Commitment shall be subject to (i) the execution and delivery of the Agreement by the Company, (ii) the satisfaction or written waiver of each of the conditions to Purchaser’s obligations to effect the Closing set forth in Article VI of the Agreement (other than any conditions that by their nature are to be satisfied at the Closing, but subject to the prior or substantially concurrent satisfaction or written waiver by Purchaser of such conditions), (iii) the substantially simultaneous funding of (x) the Debt Financing contemplated by the Debt Commitment Letter in accordance with the terms and conditions of such Debt Commitment Letter (subject only to the receipt of the equity financing contemplated by this letter agreement) or (y) any alternative financing (in accordance with the terms and conditions of any debt commitment letter related thereto) that Purchaser accepts from alternative sources pursuant to Section 5.13 of the Agreement, and (iv) the substantially simultaneous consummation of the Merger in accordance with the terms and conditions of the Agreement.  The Fund may allocate all or a portion of its investment to other Persons, and the Fund’s Financing Commitment hereunder will be reduced by any amounts actually contributed to Purchaser by such Persons on or prior to the Closing Date and available on the Closing Date to make the Closing Date Payments.

3.           Parties in Interest; Third Party Beneficiaries. The parties hereto hereby agree that their respective agreements and obligations set forth herein are solely for the benefit of the other parties hereto and their respective successors and permitted assigns, in accordance with and subject to the terms of this letter agreement, and this letter agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Purchaser to enforce, the obligations set forth herein; provided, however, that the Company relied on this letter agreement and, accordingly, the Company is an express third-party beneficiary hereof and shall have the enforcement rights described in Section 4 hereof.

4.           Enforceability.  This letter agreement may be enforced only by (i) Purchaser at the direction of the Fund or (ii) the Company, pursuant to its right to seek specific performance of Purchaser’s obligation to enforce the Fund’s obligation to fund the Financing Commitment in accordance with the terms hereof, pursuant to, and subject to, and solely in accordance with, the terms and conditions of Section 8.08 of the Agreement and the terms and conditions set forth herein.  Purchaser’s creditors shall have no right to enforce this letter agreement or to cause Purchaser to enforce this letter agreement.

5.           No Modification; Entire Agreement.  This letter agreement may not be amended or otherwise modified without the prior written consent of Purchaser, the Fund and the Company. This letter agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between the Fund or any of its Affiliates (other than Purchaser), on the one hand, and Purchaser or any of its Affiliates (other than the Fund), on the other, with respect to the subject matter hereof.

6.           Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

(a)        This letter agreement (and any claim or controversy arising out of or relating to this letter agreement) shall be governed by, and construed in accordance with, the laws of the State of Delaware, applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of laws principles.

(b)        All actions and proceedings arising out of or relating to this letter agreement shall be heard and determined in the Chancery Court of the State of Delaware and any state appellate court therefrom within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court of the State of Delaware), and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such action or proceeding. The consents to jurisdiction and venue set forth in this Section 6(b) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. Each party hereto agrees that service of process upon such party in any action or proceeding arising out of or relating to this letter agreement shall be effective if notice is given by overnight courier at the address set forth in Section 8.10 of the Agreement, in the case of Purchaser, and in Section 6 of the limited guaranty of even date herewith delivered by the Fund in favor of the Company (the “Guaranty”), in the case of the Fund.

(c)        EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7.           Counterparts.  This letter agreement may be executed in any number of counterparts (including by facsimile or by PDF delivered via email), each such counterpart when executed being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

8.           Termination.  The obligation of each Fund under or in connection with this letter agreement will terminate automatically and immediately upon the earliest to occur of (a) the Closing (at which time all such obligations shall be discharged, following the funding of the Financing Commitment in accordance with the terms hereof), (b) the termination of the Agreement pursuant to Article VII thereof (unless the Company has previously commenced an action described in Section 4 hereof, in which case this letter agreement shall terminate upon the final, non-appealable resolution of such action and satisfaction by the Fund of any obligations finally determined or agreed to be owed by the Fund, consistent with the terms hereof), (c) the Company or any of its Affiliates, or any Person claiming by, through or for the benefit of the Company, accepting payment of the Purchaser Termination Fee pursuant to the Agreement or accepting payment thereof from the Guarantor (as defined in the Guaranty) under the Guaranty in respect of such obligation, and (d) the Company or any of its Affiliates, or any Person claiming by, through or for the benefit of the Company, asserting a claim in any litigation or other proceeding against (i) the Fund or any other Recourse Party (as defined in the Guaranty) under or in connection with the Agreement or any of the transactions contemplated thereby other than the Company asserting any Retained Claim (as defined in the Guaranty) against the Recourse Parties against which such Retained Claim may be asserted in accordance with Section 8 of the Guaranty, or (ii) any Non-Recourse Party (as defined in the Guaranty).

9.           No Assignment.  The Financing Commitment evidenced by this letter agreement shall not be assignable, in whole or in part, by Purchaser without the Fund’s prior written consent, and the granting of such consent in a given instance shall be solely in the discretion of the Fund and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment.  Except as expressly permitted in Section 2 hereof, no transfer of any rights or obligations hereunder by the Fund shall be permitted without the prior written consent of Purchaser and the Company.  Any purported assignment of this letter agreement or the Financing Commitment in contravention of this Section 9 shall be void.

10.         Representations and Warranties.  The Fund hereby represents and warrants to Purchaser that, except as would not reasonably be expected to impair or delay the Fund’s performance of the Financing Commitment obligations hereunder in any material respect, (a) it has all limited partnership power and authority to execute, deliver and perform this letter agreement, (b) the execution, delivery and performance of this letter agreement by it has been duly and validly authorized and approved by all necessary limited partnership action by it, (c) this letter agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this letter agreement, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors’ rights generally and subject, as to enforceability, to the effect of general principles of equity, (d) the Financing Commitment is less than the maximum amount that it is permitted to invest in any one portfolio investment pursuant to the terms of its organizational or governing documents or otherwise, (e) it has uncalled capital commitments or otherwise has available funds in excess of the sum of the Financing Commitment hereunder plus the aggregate amount of all other commitments and obligations it currently has outstanding and (f) the execution, delivery and performance by it of this letter agreement do not (i) violate its organizational documents, (ii) violate any applicable law or judgment or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of any benefit under, any contract to which it is a party.

11.         Severability.  If any term, condition or other provision of this letter agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this letter agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision hereof is invalid, illegal or incapable of being enforced, (a) a suitable and equitable term or provision determined by a court of competent jurisdiction shall be substituted therefor in order to carry out, so far as may be valid, legal and enforceable under applicable law, the intent and purpose of such invalid, illegal or unenforceable term or provision and (b) the remainder of this letter agreement and the application of such terms and other provision to other Persons or circumstances shall not be affected by such invalidity, illegality or unenforceability, nor shall such invalidity, illegality or unenforceability affect the validity, legality or enforceability of such term or provision, or the application of such term or provision, in any other jurisdiction.

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Sincerely,

RIZVI OPPORTUNISTIC EQUITY FUND III, L.P.

By: Rizvi Traverse GP III, LLC, its general partner

By:	/s/ Ben Kohn
Name: Ben Kohn
Title: Managing Director

Agreed to and accepted:

RHOMBUS CINEMA HOLDINGS, LLC

By:	/s/ Ben Kohn
Name: Ben Kohn
Title: Authorized Signatory

Signature Page to Equity Commitment Letter